UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-40207

Waldencast plc

(Translation of Registrant’s name into English)

10 Bank Street, Suite 560

White Plains, New York, 10606

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Technical Amendment to Credit Agreement

As previously disclosed, on June 24, 2022, Waldencast Finco Limited, a private company incorporated under the laws of Jersey with registered number 143249 (the “Borrower”), entered into a Credit Agreement (the “Waldencast Credit Agreement”), by and among the Borrower, Waldencast Partners LP, as the parent guarantor, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (in such capacity, the “Administrative Agent”).

On September 23, 2022, the Borrower entered into a Technical Amendment to Credit Agreement (the “Technical Amendment”), by and between the Borrower and Administrative Agent. The Technical Amendment was entered into to cure a technical error and clarify when the first amortization payment under the Waldencast Credit Agreement is due and payable. All other terms of the Waldencast Credit Agreement remain in full force and effect.

The foregoing description of the Technical Amendment is not complete and is subject to and qualified in its entirety by reference thereto, a copy of which is filed with this Report on Form 6-K as Exhibit 10.1 and the terms of which are incorporated by reference herein.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
10.1	Technical Amendment to Credit Agreement, dated as of September 23, 2022, by and between the Borrower and Administrative Agent.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Waldencast plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waldencast plc
(Registrant)

Date: September 23, 2022	By:	/s/ Michel Brousset
		Name:	Michel Brousset
		Title:	Chief Executive Officer and Principal Financial Officer

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